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                                  EXHIBIT A-1
                     LETTER TO SHAREHOLDERS OF THE COMPANY
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PMC International, Inc.

                                                               November 9, 1998

Dear Shareholder:

  We are pleased to report that, on November 3, 1998, PMC International, Inc. (the "Company") entered into a merger agreement with The Ziegler Companies, Inc. ("Ziegler") and one of its subsidiaries that provides for the acquisition of the Company by Ziegler at a price of $.60 per common share (including scrip) and $2.50 per preferred share, net to the seller in cash. Under the terms of the proposed transaction, a Ziegler subsidiary is today commencing a cash tender offer for all outstanding shares of the Company common stock (including scrip) at $.60 per share and all outstanding shares of the Company preferred stock at $2.50 per share. Following the successful completion of the tender offer, the Ziegler subsidiary will be merged into the Company and all common shares (including scrip) not purchased in the tender offer will be converted into the right to receive $.60 per share in cash and all preferred shares not purchased in the tender offer will be converted into the right to receive $2.50 per share in cash.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ZIEGLER TENDER OFFER AND UNANIMOUSLY DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL COMPANY SHAREHOLDERS TENDER THEIR SHARES IN THE ZIEGLER TENDER OFFER.

  Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Ziegler's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

  The management and directors of PMC International, Inc. thank you for the support you have given the Company.

                                          Sincerely,

                                      /s/ Scott A. MacKillop
                                          Scott A. MacKillop
                                          President


    555 Seventeenth Street . Fourteenth Floor . Denver, CO 80202 . 303 292-
                    1177 . 800 852-1177 . Fax 303 293-2152